Exhibit 99.1
News Release

Stantec Signs Letter of Intent to Acquire Bury, Inc.

This transaction will double Stantec's expertise in Engineering, Land Planning, Landscape Architecture, and Surveying in Texas

AUSTIN, TX; EDMONTON, AB; (February 24, 2015) NYSE: TSX: STN
North American design firm Stantec will expand its presence in Texas with the planned acquisition of Bury, Inc. (Bury), a 300-person firm. The transaction is expected to close in March. Bury, headquartered in Austin, Texas, also has offices in Dallas, Houston, and San Antonio, as well as in Phoenix, Arizona, and Orlando, Florida.

Bury is a multidisciplinary design firm, with professionals in civil, mechanical, electrical, plumbing design, and structural engineering; surveying; land planning; and landscape architecture. Bury—in business for more than three decades—provides infrastructure and buildings design services to both private and public sector clients.

"Bury's extensive background in community development, coupled with their seasoned staff, will advance Stantec as a top-tier consultant in Texas." says Bob Gomes, Stantec president and chief executive officer (CEO). "Together, we will provide client-centered, comprehensive design services and opportunities for staff development and engagement."

A leader in the US South and Southwest, Bury has an impressive portfolio of recently completed, ongoing, and upcoming projects for major clients and local communities. In Austin, they are revitalizing the 700-acre Mueller Airfield and have been instrumental in the infrastructure and design of a new medical technology district adjacent to the University of Texas at Austin. In Dallas, Bury provided mechanical, electrical, and plumbing services for the George W. Bush Presidential Library and Museum. Currently, they are working with Arizona State University to redevelop their Tempe campus.

"Bury's strong community development and buildings market share will be enriched by Stantec's full suite of consulting services, which will open new doors in the transportation, water, and architectural markets," says Paul Bury, Bury's president & CEO. "Our combined forces will also provide significant growth opportunities for our staff, allowing them to continue to work on the most innovative, prominent projects in the region."

Stantec currently has more than 1,000 professionals working from 28 offices in Texas, Louisiana, Alabama, Mississippi, and Florida. Stantec is one of the largest engineering and architecture firms in the United States, as ranked by Engineering News-Record and Building Design+Construction magazine. Across the United States, Stantec has more than 6,800 employees in 170 offices.

About Stantec
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Tiffanie Reynolds Stantec Media Relations Ph. (813) 223-9500 Tiffanie.Reynolds@stantec.com Eric Nielsen Executive Vice President Stantec Ph. (949) 923-6252 eric.nielsen@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	Bury Contact Paul Bury President & CEO Bury, Inc. Ph. (512) 328-0011 p.bury@buryinc.com

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